OAK AND GRIST DISTILLING COMPANY L.L.C.

a North Carolina limited liability company

162,337 Class B Common Units

$249,998.98 Regulation Crowdfunding Offering

October 2020

A CROWDFUNDING INVESTMENT INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/oak and grist distilling) (the "Company Offering Profile") relate to the offer and sale of common units (collectively, the "Class B Units") in Oak and Grist Distilling Company L.L.C., a limited liability company organized in North Carolina (the "Company"). The Company is seeking to raise between a minimum of $50,000.72 (the "Minimum Offering Amount") and a maximum of $249,998.98 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Class B Units. The Company is offering up to 162,337 Class B Units in the Offering, at a price of $1.54 per Class B Unit. Investors will become Members of the Company and will have the rights and obligations set forth in the Operating Agreement, a copy of which is provided in the Offering Materials. For a detailed summary of the Offering and the Class B Units, see the Term Sheet included in the Offering Materials.

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Class B Units (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Class B Units for the Minimum Offering Amount, (ii) September 30th, 2021 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date"). The Class B Units are offered by the Company on a best efforts, minimum maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount, prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing. If the Minimum Offering Amount has not been received by the Company into the Escrow Account prior to the Termination Date of the Offering, no Class B Units will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any Class B Units subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription

Documents, an Investor's subscription for Class B Units at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount. If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to a deposit account in the name of the Company, forty eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the deposit account in the name of the Company. Investors may cancel their investment commitment in the Class B Units, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason up to forty eight (48) hours after the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the Class B Units prior to such deadline, the Investor's subscription for the Class B Units shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the Class B Units, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Class B Units will be offered and sold only to persons whose investment in the Class B Units, together with any other investments made in any Regulation Crowdfunding offering during the 12 month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $198.66.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for building inventory, hiring, marketing and sales, location buildout, and equipment purchases as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Class B Units will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $50,000.72

- Estimated Placement Fee: $5,000
- Net Proceeds: $45,000.72

For Maximum Offering Amount
- Gross Proceeds: $249,998.98
- Estimated Placement Fee: $12,499.95
- Net Proceeds: $237,499.03

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Class B Units in the Offering, subject to a minimum Placement Fee of $5,000. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Minimum Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

DISCLOSURES

An investment in the Class B Units is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Class B Units should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Class B Units is appropriate.

The Class B Units have not been registered under the Securities Act

The Class B Units offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The investment contemplated by the Class B Units has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Class B Units will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Class B Units and no such market is expected to develop

The Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Class B Units during the one year period beginning when the Class B Units were issued, unless the Class B Units are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother in law, father in law, son in law, daughter in law, brother in law, or sister in law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Class B Units to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the Class B Units. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the Class B Units by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the Class B Units are fully set forth in the Operating Agreement

The terms, conditions and restrictions of the Class B Units are fully set forth in the Operating Agreement, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Operating Agreement. In the event that any of the terms, conditions, or other provisions of the Operating Agreement are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the Class B Units shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Class B Units is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

Limited operating history

The Company was founded in December 2015, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional personnel to fulfill various roles within the Company. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Competition from other businesses

The Company will compete in a competitive market with several local craft distilleries, including Cultivated Cocktails, The Chemist, Durham Distillery, Greensboro Distilling and many others. The distilled spirits market is highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability. The Company's products will also compete generally with other alcoholic beverages. The Company will compete with other distilled beverage and beverage companies not only for drinker acceptance and loyalty, but also for shelf space in retail establishments and for marketing focus by the Company's distributors and their customers, which will likely also distribute and sell other alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or distributors may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the distilling industry has seen continued consolidation among distilleries in order to take advantage of cost savings opportunities for supplies, distribution and operations. Due to the increased leverage that these combined operations will have, the costs to the Company of competing could increase and the availability of contract brewing capacity could be reduced. The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller distilleries to maintain their market presence or enter new markets. These potential increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that keep pace with evolving industry standards, and respond to changing customer requirements. The Company's future growth may be limited by both its ability to continue to increase its market share in domestic and, eventually, international markets, including those markets that may be dominated by one or more regional or local distilleries, and by the growth in the distilled spirits market. The development of new products by the Company may lead to reduced sales in the Company's other products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into new brewing contracts with third party owned distilleries on commercially acceptable terms or the availability of suitable production capacity at third party owned distilleries, should production at the Company's owned distilleries miss targets, and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits

The Company operates in a highly regulated industry as a craft distillery. In order to operate the Company, must maintain various state and federal licenses to permit the activities contemplated by the business model. The Company has secured the regulatory permits and licenses necessary to operate, however, the violation of the requirements associated with the provision of these permits and licenses could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's license to operate the subject business.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for product inputs and distribution

The Company will purchase a substantial portion of the raw materials used in the distilling of its products and bottling packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations. Additionally, the Company will sell its spirits to distributors for distribution to retailers and, ultimately, to drinkers. Sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of the current distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain its current distribution network or secure additional distributors on terms favorable to the Company.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. The Company's operations are subject to certain hazards and liability risks faced by all distilleries, such as potential contamination of ingredients or products by agents that may be wrongfully or accidentally introduced into products or packaging. These could result in unexpected costs to the Company, and in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as claims for product liability. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Regulatory environment and changes may adversely affect the Company

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

The taxable classification of the Company could be challenged by the IRS

The availability of certain tax benefits of investing in the Company depends upon the classification of the Company as a limited liability company taxable as a partnership, rather than as an "association taxable as a corporation" for federal income tax purposes. The IRS may, on audit, determine that for tax purposes the Company is an association taxable as a corporation, which would result in adverse consequences to the investors and the Company.

The Company could be audited by the IRS

If the IRS audits the tax return of the Company for any year, such audit could result in a delay in the final determination of each Member's tax liability for the year in question. Also, any audit of such returns is likely to result in an audit of each Member's individual tax return and could also result in an adjustment of non Company as well as Company items on a Member's income tax return. In the event of any disallowance or challenges by the IRS in connection with an audit of a Member's tax return (of any Company or non Company item), the cost of litigation or negotiation relating to the challenge or disallowance must be borne by such Member.

Certain actions by members could result in the loss of the limited liability protections of the Company

The liability of each Member will be limited assuming compliance with the laws of each jurisdiction where the Company operates and assuming compliance with the Operating Agreement and applicable formative and qualification requirements in North Carolina. However, if a Member participates in the control of the business of the Company, such Member may be held liable for Company obligations to the same extent as a Manager.

Rights to participate in management

Members will have limited to no right, power or authority to participate in the ordinary and routine management of Company affairs or to exercise any control over the decisions of the Company. The Operating Agreement provides management with the exclusive right to manage, control and operate the day to day affairs and business of the Company and to make all decisions relating thereto, and will have full, complete and exclusive discretion with respect to all such matters. Accordingly, no prospective investor should purchase any Class B Units unless such prospective investor is willing to entrust all aspects of management of the Company to the management team.

Failure to maintain current lease agreement

The Company has entered into a lease agreement for its operating location, which expires in September 2030.

The Company believes it has entered into a lease agreement under market terms and will be able to comply with the terms of the lease including making monthly rent payments. Should the Company fail to comply with the terms of the lease, it will need to renegotiate more favorable terms with the owner of the building. If the Company is unable to comply with the terms of the lease, renegotiate more favorable terms or renew the lease upon expiration, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Class B Units being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Class B Units being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Class B Units being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Class B Units for an indefinite period.

Restrictions on transferability

The Class B Units offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Class B Units during the one year period beginning when the Class B Units were issued, unless the Class B Units are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother in law, father in law, son in law, daughter in law, brother in law, or sister in law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Class B Units being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Future changes in federal tax legislation or regulations could adversely affect the Company

Under current Treasury Department regulations and based upon the terms of the Operating Agreement, the Company will be classified as a partnership for federal income tax purposes. Investors should recognize that the present federal income tax treatment of a Member in a limited liability company may be modified at any time by legislative changes in the federal income tax laws, administrative changes in regulations, administrative interpretations by the IRS or judicial action and that any such action could adversely affect an investment in the Company. If the Company is treated as an organization taxable as a corporation, the Company would be required to pay tax at corporate rates upon its profits and distributions to the Members would be taxable to them as dividends to the extent of the Company's current and accumulated earnings and profits; such distributions would not be deductible by the Company. Furthermore, if the IRS audits the Company, it may seek to allocate the profits and losses of the Company in a manner less favorable to the Members than that which is set forth in the Operating Agreement.

The Company may cause a member to incur tax liability without making any cash distributions to its members

Each Member is required to report on his, her or its federal income tax return such Member's allocable share (usually as determined by the Operating Agreement) of the income, gain, loss and deductions of the Company whether or not any actual cash distribution is made to such Member during such Member's taxable year. Prior to the disposition of the Class B Units, a Member will only be allowed to use such Member's share of the Company's losses, if any, to offset income from other passive activities or to carry over the losses (subject to any adjustments) to apply against passive income or gains in future years. To the extent the Company does not distribute cash in an amount sufficient to enable a Member to satisfy the tax obligation attributable to such Member's share of the Company's taxable income or capital gain for a given year, the Member will have to pay the tax attributable to such Member's share of such taxable income or capital gain using other sources of cash. In addition, a Member may experience a gain resulting from the disposition of such Member's Class B Units or from a disposition by the Company of some or all of its assets (whether by sale, exchange, forfeiture or foreclosure) even though no cash (or an amount of cash less than the amount of tax) is realized on the disposition. In such circumstances the affected Member may experience an out of pocket cost to the extent that the tax on such gain exceeds the cash, if any, realized.

Purchase price of the Class B Units may not reflect the value of the Class B Units

The offering price of the Class B Units has been established by the management of the Company and is not necessarily indicative of the value of the Class B Units or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the Class B Units.

Potential for dilution

The issuance or sale of additional Class B Units or other equity securities of the Company in connection with acquisitions, additional rounds of equity financing or the issuance of incentive units of the Company to employees or others will have a dilutive effect on existing Members of the Company. As a result, the percentage ownership of a Member and/or such Member's economic interest in the Company may be reduced in the future. In addition, subsequent investors may demand and receive terms and rights more favorable than the terms of the Class B Units in this Offering.

Investor's ability to withdraw their capital contributions is limited

Members may not withdraw their capital contributions, except upon dissolution of the Company or as otherwise provided in the Company's Operating Agreement or as required by North Carolina state law. Otherwise, Members will be entitled to receive a return of their capital contributions only through distributions in accordance with the Operating Agreement. The only sources of funds for the repayment of Members' capital contributions is from revenue received from the operations of the Company or through the sale or acquisition of the Company. In the event that the Company does not generate sufficient cash flow, the Members will not receive a return of their capital contributions.

The terms of the Class B Units may be amended without the consent of the Investor

Any term of the Class B Units as defined in the Operating Agreement may be amended or waived with the written consent of the Company and Members holding at least fifty one percent (51%) of the voting power of the Class A Common Members and the Manager; and additionally, if in a disproportionate manner to the rights and privileges of the Class B Common Members, at least fifty one percent (51%) of the voting power of the Class B

Common Members. Such an amendment would be effective to, and binding against all Investors in the Class B Units. As such, the Investor should be aware that it is possible for the Class B Units to be amended without their consent.

TAXES

General tax considerations

Investors in the Class B Units are urged to consult their tax advisors concerning the federal, state, local and foreign income tax consequences of acquiring, owning, and disposing of, the Class B Units as well as the application of state, local and foreign income and other tax laws. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the Offering of the Class B Units by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Nothing in these Offering Materials shall be deemed tax or legal advice by the Company or its members. The tax related information herein summarizes certain material U.S. federal income tax aspects of the purchase and ownership of the Class B Units. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, published administrative rulings, and judicial decisions in effect on the date of the Offering Materials. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in these Offering Materials. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes. The tax related information herein is a general discussion of U.S. federal income tax consequences of investing in Class B Units by individuals and does not purport to deal with all federal income tax consequences applicable thereto or the federal income tax consequences applicable to all categories of Investors, some of which may be subject to special rules (e.g., Investors who do not reside in or citizens of the U.S.). This discussion is not intended as a substitute for careful tax planning. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the offering of Class B Units by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Investors are urged to consult their own tax advisors, lawyers, or accountants with specific reference to their own tax situations.

Tax treatment of Investors in the Class B Units

The Company will be classified as a partnership for federal tax purposes. The Company itself will not be subject to federal income tax, although it is possible that the Company would be subject to income tax in one or more state or local tax jurisdictions. Instead, each Member will be required to report on such Member's own income tax return the Member's share of the Company's income, gains, losses, deductions, tax credits, and tax preferences. In determining the federal income tax liability of a Member as a consequence of the Member's investment in the Company, the following principles will apply in the order summarized below: (a) The allocation provisions contained in the Operating Agreement will determine each Member's share of the items of profits and losses of the Company for tax purposes to the extent that such allocations have substantial economic effect or are otherwise in accordance with the Member's Interest in the Company; (b) Each Member's tax basis in the Member's Class B Units must equal or exceed the amount of losses allocated to the Member, net of profits so allocated, and cash distributed to such Member; and (c) Each Member's amount "at risk" in the Member's Class B Units must equal or exceed the amount of losses allocated to the Member, net of profits so allocated, and cash distributed to the Member. In addition to and after satisfying the foregoing principles, the ability of a specific Member to take advantage of any losses or deductions allocated to the Member with respect to such Member's Class B Units may be limited by the passive loss and passive credit limitations described in the "Limitations on Losses from Passive Activities" section. Cash or other property received by a Member from the Company generally will not cause recognition of income for tax purposes by the Member but will reduce such Member's basis and amount "at risk" in the Member's Class B Units by the cash or the Company's basis in other property received by the Member. A distribution of cash and generally marketable securities in excess of a Member's adjusted basis in the Member's Class B Units prior to the distribution will result in the recognition of taxable income to the extent of the excess. Any such taxable income generally will be treated as capital gain. Each Member will be allocated a share of profits and/or losses for tax purposes. It is possible that the

Company will not be able to distribute sufficient funds to the Members to enable them to meet their tax obligations attributable to profits for tax purposes.

Backup withholding with respect to the Class B Units

Under certain circumstances, interest paid on Class B Units may be subject to "backup withholding" of federal income tax. Backup withholding does not apply to corporations and certain other exempt recipients which may be required to establish their exempt status. Backup withholding generally applies if, among other circumstances, a non exempt holder fails to furnish his or her correct social security number or other taxpayer identification number. Special backup withholding rules may apply when payment is made through one or more financial institutions or by a custodian, nominee, broker or other agent of the shareholder. If applicable, Investors should contact their brokers to ensure that the appropriate procedures are followed which will prevent the imposition of backup withholding.

Tax basis for the Class B Units

A Member's tax basis for the Member's Class B Units generally will be equal to the Member's Capital Contribution plus the Member's share of the Company's liabilities. From time to time, such tax basis will be (a) increased by the amount of profits for tax purposes allocated to the Member, and (b) decreased by distributions and the amount of losses for tax purposes allocated to the Member, and (c) increased or decreased by changes in liabilities. Each Member may deduct, on the Member's own federal income tax return, the Member's share of the Company's losses for tax purposes, if any, to the extent that the Member has tax basis in the Member's Class B Units, subject to other limitations discussed in this section. Any tax losses in excess of a Member's tax basis may be carried over indefinitely and may be deducted in future years to the extent otherwise allowable and to the extent that the Member's basis has increased above zero. See "Tax Treatment of Holders of Class B Units ," "Application of At Risk Limitations" and "Limitations on Losses from Passive Activities" for other limitations on the amount of losses that may be claimed by an investor in the Class B Units.

Application of at-risk limitations

Code Section 465 provides that the amount of any losses (otherwise allowable for the year in question) that may be deducted by an individual or a "closely held corporation" (i.e., generally a C corporation in which five or fewer shareholders directly or indirectly own more than 50% of the stock) other than a leasing company, in connection with activities that are part of a trade or business or that are engaged in for the production of income, cannot exceed the aggregate amount with respect to which such taxpayer is "at risk" in such activity at the close of the tax year. In the case of a partnership engaged in such activities, the limitations apply to each partner who is an individual, trust, estate or "closely held corporation." A Member generally will be considered "at risk" to the extent of the cash and adjusted basis of other property contributed to the Company, as well as any liabilities with respect to which such Member is personally liable for payment from the Member's assets. If at the end of a taxable year a Member's amount "at risk" has been reduced below zero, the deficit amount "at risk" is recaptured and must be included in gross income in that year. The amount recaptured is treated in future years as if it were a deduction suspended by the "at risk" provisions. To the extent that a Member's amount "at risk" is increased above zero in a subsequent year, this additional deduction may be allowable at such time.

Limitations on losses from passive activities

The following is a general discussion of certain limitations on losses from passive activities, applicable to individual and other non corporate investors. However, the manner in which the limitations on losses from passive activities will apply to any particular Member may differ because they are applied at the Member (rather than the Company) level and will depend on the particular circumstances of each Member. Each potential investor is strongly advised to consult its own tax advisor regarding the effect of the limitation on the allowance of passive losses on its specific situation. Code Section 469 imposes limits on the ability of taxpayers to use losses and tax credits from certain "passive activities" to offset taxable income and tax liability arising from non passive sources. A passive activity generally includes (a) one which involves the conduct of a trade or business in which the taxpayer does not materially participate, or (b) any rental activity. A Member generally will be treated as materially participating in the Company's activities if the Member is involved in the operations of the Company on a regular, continuous and substantial basis. Code Section 469 and the regulations thereunder contain specific provisions that further clarify the definition "material participation." To the extent a Member is considered a limited partner for tax purposes, Code Section 469 provides that such Member generally will be deemed not to materially participate in the Company's activities, subject to certain exceptions. Because the determination of whether a Member will be treated as a limited partner and application of the other material participation standards for tax purposes will depend upon the unique circumstances of each Member, each Member must consult its own tax advisor regarding whether the Member will be treated as materially participating in the activities of the Company. To the extent that a Member's aggregate losses from all passive activities exceed the Member's aggregate income from all such activities in a given taxable year, the Member has a "passive activity loss" for such year. Such a loss may be carried forward to successive taxable years until fully utilized against income from passive activities in such years; however, such losses may not be carried back to prior years. When a Member disposes of the Member's entire interest in a passive activity in a transaction in which all of the gain or loss realized on such disposition is recognized, any loss from that activity that was disallowed by these passive loss rules will cease to be treated as a passive loss and any loss on such disposition will not be treated as arising from a passive activity.

Sales or exchanges of the Class B Units

A Member may not be able to sell the Member's Class B Units because it is not anticipated that a public trading market in the Class B Units will develop. Any gain realized with respect to a sale of Class B Units by a Member who holds such Class B Units as a capital asset generally will be capital gain, except to the extent the gain is allocable to "unrealized receivables" or "inventory items" as such terms are defined in Code Section 751. See, however, "Limitations on Losses from Passive Activities" regarding the allowance of previously suspended passive activity losses and passive activity credits upon the disposition of all of a Member's Class B Units.

Dissolution and liquidation of the Company

Generally, upon liquidation or dissolution of the Company, a Member will recognize income only to the extent that the sum of the cash and marketable securities (subject to certain exceptions set forth in Code Section 731) distributed to the Member and the Member's proportionate share of any then existing liabilities of the Company which are deemed relieved, including nonrecourse liabilities, exceeds the Member's adjusted basis in the Member's Class B Units at the time of distribution.

Elections

The Code permits an entity taxed as a partnership to elect to adjust the basis of the entity's property on the transfer of an interest in such entity by sale or exchange or on the death of a person who holds an interest in such entity and on the distribution of property by the entity to a person (referred to as a "Section 754 election"). The general effect of such an election by the Company is that transferees of Class B Units are treated, for purposes of depreciation and taxable gain, as though they had acquired a direct interest in the Company's assets. The Company intends to make a Section 754 election where such election is, in the Managers' opinion, beneficial to the Members. The Company also may make various elections for federal income tax reporting purposes that could result in various items of income, gain, loss, deduction or credit being treated differently for tax purposes than for accounting purposes.

Company tax returns and tax information

The Code requires that the tax treatment of the Company items be determined at the Company level, rather than in separate proceedings with the Members. Thus, the availability and amount of tax deductions taken by the Company will depend not only on the general legal principles discussed herein, but also upon various determinations of the Manager. Such determinations are subject to challenge by the IRS on factual or other grounds. Under the procedures described above, each Member is required to treat Company items on the Member's return consistently with the treatment on the Company's return. Where such treatment is inconsistent, a statement must be filed by the Member identifying the inconsistency. If the consistency requirement is not satisfied, the IRS may assess a deficiency against the Member before audit proceedings are completed at the Company level. Under the Code, a Member of the Company is to be designated as the "tax matters partner," and in the absence of such designation, the Member with the largest profits interest in the Company at the end of the year involved will be the "tax matters partner" (the "TMM"). The TMM is responsible for protecting the interests of the Company in the audit process. For example, the TMM is given the right, on behalf of the Company, to determine whether to challenge a final partnership administrative adjustment proposed by the IRS by initiating an action in the Tax Court, a federal district court, or the Claims Court. If the TMM determines not to challenge such administrative adjustment, a notice member or a notice group (as defined in the Code) may challenge it. The TMM will have the authority and the responsibilities delegated and imposed under the Code. The Code gives the TMM the discretion to file suit in the Tax Court, a federal district court, or the Claims Court. Thus it is possible, although unlikely, that Members might be obligated to pay their shares of a tax deficiency prior to final judicial review in order for the Company to gain access to a forum believed to be more favorable to its position. The procedures regarding the audit of limited liability companies are complex and cannot be described completely herein. Each Member is urged to seek the advice of his individual tax advisor with respect to those audit provisions.

No analysis has been done of potential state or local tax consequences

Investors should consider potential state and local tax consequences of an investment in the Class B Units and they are urged to consult their own tax advisor to determine the state and local income tax consequences of investing in the Class B Units. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the state and local tax consequences to potential investors.

General taxation of non-US investors

Generally, ordinary income received by an Investor who is a nonresident alien individual and who is not engaged in the conduct of a United States trade or business will be subject to the 30% federal withholding tax, unless such tax is reduced or eliminated pursuant to a treaty between the United States and the country where the Investor has his or her tax home. Gain realized on the sale, exchange, or redemption of Class B Units by a nonresident alien individual generally will not be subject to tax by the United States. If a nonresident alien individual is present in the United States for 183 days or more during the year, or if such an Investor is engaged in the conduct of a United States trade or business, then the Investor should consult his or her own tax advisor regarding the tax consequences of holding the Class B Units.

Net investment income tax

Certain U.S. Investors that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their income and net gains from the disposition of the Class B Units. If you are a U.S. Investor that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the net investment income tax to your income.

CONFLICTS OF INTEREST

Loans from Related Parties of the Company

Certain officers of the Company are principally employed by another firm (the "Related Entity"), which has provided a loan to the Company. There is no maturity date tied to the loan and interest payments are scheduled to begin in July of 2022. The Company does not anticipate the Related Entity holding the loan to pursue repayment of principal in the near term. However, should the Related Entity choose to require the Company to repay the principal on the loan, the Company will have to either negotiate with the Related Entity to postpone payment or use cash on hand to begin to repay the loan principal. If the Company does not have sufficient cash on hand to meet a negotiated obligation or is unable to reach satisfactory terms with the Related Entity who holds the loan, the Company's operational and financial performance may be adversely affected.

RELATED PARTIES

Officer and manager participation in the Offering

Any securities subscribed for by officers or managers of the Company (or their affiliates or related persons thereof) will be counted in determining the amount raised in the Offering. At the commencement of this Offering, it is not expected that the officers or managers of the Company will participate in the Offering.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

The Company has two classes of membership: Class A (voting) and Class B (non voting except in limited circumstances). Both classes of Membership Interests carry one vote per interest when eligible to vote. Situations requiring a vote of Class B Members are covered in the Operating Agreement. The allocation of distributions between the Class A and Class B Members is covered in Article VI of the Operating Agreement. Other than the voting rights, Class A and Class B Members have equal rights and preferences under the Operating Agreement, provided, however, no Class A Member shall receive a distribution unless all Class B Members first receive a distribution in proportion to their relative profits and losses percentages as set forth in the Operating Agreement.

Member	Units	% Voting Power
William Goldberg	600,000 Class A	60%
Russell Dodson	200,000 Class A	20%
Robert Goldberg	200,000 Class A	20%
Class B Investors	430,210 Class B	0.0%

Indebtedness of the Company

The Company carries the following debt vehicle:

$140,000 Interest only loan from Related Party
Date Financed: July 2017
Present Balance as of October 2020: $140,000
Interest Rate: 1.5% per annum
Maturity: None/upon repayment
Payment: $210/month commencing 7/2022

Previous securities offerings of the Company

The Company has previously raised outside capital through the following securities offerings:

$745,365 in Class B Units
Date: 12/31/2015
Security Type: Common Equity
Exemption: Reg D, Rule 506(b)
Use of Funds: Startup costs, equipment, inventory, operational capital, team
Amount of Securities: 430,210

$272,000 in Class A Units
Date: 1/1/2015

Security Type: Common Equity
Exemption: Section 4(a)(2)
Use of Funds: Startup costs, equipment, inventory, operational capital, team
Amount of Securities: 1,000,000

DIRECTORS AND OFFICERS OF THE COMPANY

Principal/Director Name: William Goldberg

Dates of Service: 2015 Present
  Title: Cofounder/head distiller
  Responsibilities: Management/Operations
Other Experience
  Employer: Looking Glass Creamery
  Dates of Service: 2011 2016
  Employer's Principal Business: Creamery
  Title: Assistant Cheese Maker
  Responsibilities: Production of five varieties of cheese, packing, delivery

Principal/Director Name: Russell Dodson

Dates of Service: 2015 Present
  Title: Cofounder/Vice President
  Responsibilities: In house engineering
Other Experience
  Employer: Yorke Construction Corporation
  Dates of Service: 2006 Present
  Employer's Principal Business: Construction
  Title: VP/COO
  Responsibilities: Management/Operations

Principal/Director Name: Robert Goldberg

Dates of Service: 2015 Present
  Title: Cofounder/Vice President
  Responsibilities: Management
Other Experience
  Employer: Yorke Construction Corporation
  Dates of Service: 1977 Present
  Employer's Principal Business: Construction
  Title: President
  Responsibilities: Management

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Class B Units, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://https://www.oakandgrist.com/oghome/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;

4. the Company or another party repurchases all of the Class B Units issued in this Offering, including payment in full of the Class B Units; or

5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/oak and grist distilling. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
9465 Counselors Row, Suite 200
Indianapolis, IN 46240
Telephone: 317 805 4743
CRD# 162726
SEC# 8 69063
support@localstake.com
www.localstake.com

OAK AND GRIST DISTILLING COMPANY L.L.C.
Attn: William Goldberg
1556 Grovestone Rd
Black Mountain, NC 28711
william@oakandgrist.com
(828) 357 5750